SNIPP INTERACTIVE INC.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on June 1, 2015 (the "Meeting")

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who **MUST be a shareholder, as more specifically set out below,** to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. A person must not be appointed as proxyholder unless the person is a shareholder of Snipp Interactive Inc. (the "Corporation"), unless (i) the shareholder is a corporation, (ii) the Corporation has only one shareholder at the time of the Meeting, or (iii) the remaining shareholders present in person or represented by proxy at the Meeting, for which the proxyholder is appointed, by resolution on which the proxyholder is not entitled to vote, prior to the commencement of the Meeting.
3. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
4. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
5. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management of the Corporation ("Management") to the holder.
6. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
7. The securities represented by this proxy will be voted in favor or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
8. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
9. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 AM (Eastern Time) on May 28, 2015, or not less than 48 hours (excluding weekends and holidays) before the Meeting or any adjournment or postponement thereof.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of Snipp Interactive Inc. hereby appoint: Atul Sabharwal, or failing him, Ram Ramkumar, or failing him, Jaisun Garcha,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Snipp Interactive Inc. to be held at the TMX Broadcast Centre, Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada, M5X 1J2 on June 1, 2015 at 10:00 AM (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at six.	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Atul Sabharwal	☐	☐	02. Ritesh Bhavnani	☐	☐	03. Ram Ramkumar	☐	☐
04. Conrad Swanson	☐	☐	05. Michael Dillon	☐	☐			

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	For	Withhold
3. **Appointment of an Auditor** Appointment of MNP LLP as the auditor of the Corporation for the ensuing year and authorizing the Directors to fix its remuneration.	☐	☐

	For	Against
4. **Amendments to Articles of Incorporation** To consider, and if thought appropriate, to pass, with or without variation, a special resolution, the text of which is disclosed in the accompanying management information circular of the Corporation dated April 27, 2015 (the "Circular"), approving amendments to certain sections of the Corporation's articles, an amended copy of such sections as set forth in Schedule "A" to the Circular.	☐	☐

	For	Against
5. **Approval of New Stock Option Plan** To consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution, the text of which is disclosed in the Circular, approving a new fixed number stock option plan (the "New Option Plan") for the Corporation, substantially in the form set forth in Schedule "B" to the Circular, as required by the TSX Venture Exchange, and as more particularly described in the Circular.	☐	☐

	For	Against
6. **Approval of Conditional Option Grants** To consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution, the text of which is disclosed in the Circular, ratifying and approving the grant of certain contingent stock options to purchase common shares of the Corporation under the New Option Plan, as required by the TSX Venture Exchange, and as more particularly described in the Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.